CORIUM INTERNATIONAL, INC.

235 Constitution Drive

Menlo Park, CA 94025

March 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Reidler, Assistant Director Scot Foley, Staff Attorney Division of Corporation Finance

Re:

Corium International, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-194279) originally filed March 3, 2014, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36375) filed March 25, 2014

Requested Date: April 2, 2014

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Corium International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman and Dawn H. Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Ms. Belt at (650) 335-7830.

Sincerely,

CORIUM INTERNATIONAL, INC.

By:	/s/ Peter D. Staple
Peter D. Staple
Chief Executive Officer

cc:                                Robert S. Breuil, Chief Financial Officer

Corium International, Inc.

Cynthia Clarfield Hess, Esq.

Robert A. Freedman, Esq.

Fenwick & West LLP